June 22, 2020

BY EDGAR Submission

Ms. Ta Tanisha Meadows

Ms. Donna Di Silvio

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forrester Research, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 13, 2020

Form 8-K Filed May 7, 2020

File No. 000-21433

Dear Ms. Meadows and Ms. Di Silvio:

On behalf of Forrester Research, Inc. (the “Company” or “Forrester”), this letter is in response to the letter dated June 11, 2020 to Michael A. Doyle, Forrester’s Chief Financial Officer, setting forth the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 8-K Filed May 7, 2020

Exhibit 99.1

1.

You refer to pro forma amounts throughout your Form 8-K. Your use of the term pro forma implies these amounts were determined and presented pursuant to Article 11 of Regulation S-X. Please consider using a different description of these amounts given it does not appear that they are determined or presented pursuant to Article 11 of Regulation S-X, or explain the basis for your presentation.

Response

In future filings we will not use the term pro forma to refer to non-GAAP amounts or measures (other than those presented pursuant to Article 11 of Regulation S-X) and will instead describe the related amounts or measures as either “non-GAAP” or “adjusted”.

2.

We refer to the acquisition-related deferred revenue fair value adjustment made to arrive at non-GAAP measures. Please provide us a brief description of the transactions that gave rise to the deferred revenues and why management believes that performance measures excluding the effects of purchase accounting are useful to an investor. Please tell us how you considered question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response

In connection with our January 2019 acquisition of SiriusDecisions, Inc. (“SiriusDecisions”) we recorded a downward adjustment of $11.7 million to the deferred revenue of SiriusDecisions to reflect the fair value of the deferred revenue as of January 2019. The transactions that gave rise to the deferred revenue at SiriusDecisions as of January 2019 included the majority of the transactions with their customers across their four product lines of Research, Events, Consulting, and Learning. SiriusDecisions typically invoiced their clients for either all or a portion of the contract amount at the start of the contract, and revenue would be deferred and recognized during the contract term in accordance with generally accepted accounting principles (“GAAP”).

As indicated above, as part of the purchase accounting for the SiriusDecisions acquisition, the book value of the acquired deferred revenue was reduced by $11.7 million to reflect the fair value of the deferred revenue as of January 2019. This reduction in the book value of deferred revenue meant that we would recognize a lower amount of revenue post-January 2019 compared to the actual contractual value.

The Company believes that disclosure of non-GAAP revenue reflective of the deferred revenue fair value adjustment is important for two key reasons. First, this disclosure allows an investor to compare the historical revenue of SiriusDecisions to the revenue subsequent to the acquisition on an equivalent basis based on the terms of the underlying contractual commitment giving rise to the deferred revenue. Put differently, disclosure enables an investor to understand that the underlying contractual terms have not been negatively altered subsequent to January 2019. Second, this disclosure allows an investor to better determine the amount of year over year organic revenue growth. It is important for an investor to understand that GAAP revenue in fiscal 2020 will reflect a $0.4 million deferred revenue fair value adjustment, while GAAP revenue in fiscal 2019 reflects an $11.3 million deferred revenue fair value adjustment. Without this disclosure, an investor may incorrectly believe that year over year organic revenue growth was greater than actual in fiscal 2020.

The Company believes that disclosure of non-GAAP revenue reflective of the deferred revenue fair value adjustment is not within the scope of question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations as the adjustment neither accelerates revenue that would be earned over time in accordance with GAAP to reflect such revenue as though it were earned when customers are billed nor uses any other individually tailored recognition and measurement methods for financial statement line items. Moreover, within the context in which the deferred revenue fair value adjustment is presented, the Company believes that disclosure is compliant with Rule 100(b) of Regulation G as the disclosure neither contains an untrue statement of a material fact nor is misleading. Rather, the disclosure is provided so that investors are better able to understand year over year results and are not left with an incorrect perception that contractual terms were negatively altered in January 2019 or that year over year organic revenue growth was greater than actual in fiscal 2020.

3.	Please tell us how your presentation of pro forma net income complies with the reconciliation requirement of Regulation G and Item 10(e) of Regulation S-K.

Response

Reconciling non-GAAP net income to income from operations avoids duplicative disclosure that would result from reconciling non-GAAP income from operations to income from operations and then separately reconciling non-GAAP net income to net income. We have historically reconciled non-GAAP net income to income from operations as we believed this was consistent with the Commission’s 2003 Adopting Release that at footnote 26 states registrants are afforded flexibility to best make the determination as to which is the most directly comparable financial measure and that non-GAAP financial measures that depict performance should be balanced with net income or income from continuing operations. Accordingly, we have historically provided a reconciliation to income from continuing operations.

After further consideration, going forward, we will provide a reconciliation of non-GAAP net income to net income. Please see the tables included in this response that demonstrates the proposed format of this reconciliation.

If you require additional information, please telephone either the undersigned at 617-613-6181, Scott Chouinard, Chief Accounting Officer and Treasurer, at 617-613-6060, or Ryan Darrah, Chief Legal Officer, at 617-613-6223.

Sincerely,

/s/ Michael A. Doyle

Chief Financial Officer

cc:	Scott Chouinard

Ryan Darrah

Proposed Tables

Forrester Research, Inc.

Consolidated Statements of Operations

(Unaudited, In thousands, except per share data)

	Three Months Ended
	March 31,
	2020	2019
Revenues:
Research services	$72,796	$68,609
Advisory services and events	33,549	32,040

Total revenues	106,345	100,649
Operating expenses:
Cost of services and fulfillment	43,353	45,110
Selling and marketing	40,273	42,033
General and administrative	12,005	13,190
Depreciation	2,406	2,023
Amortization of intangible assets	4,712	6,210
Acquisition and integration costs	2,875	2,967

Total operating expenses	105,624	111,533

Income (loss) from operations	721	(10,884)
Interest expense	(1,538)	(2,352)
Other income (expense), net	310	(270)
Gains (losses) on investments	13	(36)

Loss before income taxes	(494)	(13,542)
Income tax expense (benefit)	19	(226)

Net loss	$(513)	$(13,316)

Basic loss per common share	$(0.03)	$(0.73)

Diluted loss per common share	$(0.03)	$(0.73)

Basic weighted average shares outstanding	18,705	18,363

Diluted weighted average shares outstanding	18,705	18,363

Adjusted ~~Pro forma~~ data (1):
GAAP total revenues	$106,345	$100,649
Deferred revenue fair value adjustment	185	3,905

Adjusted ~~Pro forma~~ revenues	$106,530	$104,554

Income (loss) from operations	$721	$(10,884)
Amortization of intangible assets	4,712	6,210
Deferred revenue fair value adjustment	185	3,905
Acquisition and integration costs	2,875	2,967

Stock-based compensation included in the following expense categories:
Cost of services and fulfillment		1,593			1,463
Selling and marketing		362			440
General and administrative		847			782

Adjusted ~~Pro forma~~ income from operations		$11,295			$4,883

~~Interest expense~~		~~(1,538~~	)		~~(2,352~~	)
~~Other income (expense), net~~		~~310~~ 			~~(270~~	)

~~Pro forma income before income taxes~~		~~10,067~~ 			~~2,261~~
~~Income tax expense (benefit) GAAP~~		~~19~~ 			~~(226~~	)
~~Tax effects of pro forma items (2)~~		~~2,712~~ 			~~3,897~~
~~Adjustment to tax expense to reflect pro forma tax rate (3)~~		~~390~~ 			~~(2,970~~	)

~~Pro forma net income~~	~~$~~	 ~~6,946~~ 		~~$~~	 ~~1,560~~

~~Pro forma diluted income per share~~ 	~~$~~	 ~~0.37~~ 		~~$~~	 ~~0.08~~

~~Pro forma diluted weighted average shares outstanding~~		~~18,826~~ 			~~18,651~~

NEW TABLE

	Three Months Ended
	March 31,
	2020		2019
	Amount	Per Share	Amount	Per Share
GAAP net loss	$(513)	$(0.03)	(13,316)	$(0.73)
Effect on GAAP net loss of diluted shares	—	—	—	0.02
Deferred revenue fair value adjustment	185	0.01	3,905	0.21
Amortization of intangible assets	4,712	0.25	6,210	0.33
Acquisition and integration costs	2,875	0.15	2,967	0.16
Stock-based compensation	2,802	0.15	2,685	0.14
(Gains) lossess on investments	(13)	—	36	—
Tax effect of items above	(2,712)	(0.14)	(3,897)	(0.21)
Adjustment to tax expense for adjusted tax rate	(390)	(0.02)	2,970	0.16

Adjusted net income	$6,946	$0.37	$1,560	$0.08

Diluted weighted average shares outstanding	18,826		18,651

(1)

Forrester believes that adjusted ~~pro forma~~ financial results provide investors with consistent and comparable information to aid in the understanding of Forrester’s ongoing business, and are also used by Forrester in making compensation decisions. Our adjusted ~~pro forma~~ presentation excludes amortization of acquisition-related intangible assets, acquisition-related deferred revenue fair value adjustments, stock-based compensation, acquisition and integration costs, net gains or losses from investments, as well as their related tax effects. We also utilized an assumed tax rate of 31% in both 2020 and 2019, which excludes items such as any release of reserves for uncertain tax positions established in prior years, the settlement of prior year tax audits, and the effect of any adjustments related to the filing of prior year tax returns. The adjusted ~~pro forma~~ data does not purport to be prepared in accordance with Accounting Principles Generally Accepted in the United States.

(2)	The tax effect of adjusting items is based on the accounting treatment and rate for the jurisdiction of each item.
(3)	To compute adjusted ~~pro forma~~ net income, we apply an adjusted ~~a pro forma~~ effective tax rate of 31%.